Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces First Quarter Results

Proceeds from Recent Transaction to be Redeployed to Acquisitions and Growth Projects

Proforma cash estimated at $35 million

Q1 Financial and Operational Highlights for the 3-month period ended June 30, 2017 compared to the 3-month period ended May 31, 20161

•	Revenues reached $6.5 million, down from $11.8 million last year.

•	Adjusted EBITDA[2] was $0.6 million compared to $1.1 million in the prior year.

•	Net loss of $1.2 million versus net income of $1.3 million in the prior year.

Post Quarter End Highlights:

•	USD34 million transformative transaction with Aker BioMarine allows for the exit of bulk krill oil manufacturing and distribution activities.

•	As of June 30, 2017, our pro-forma cash position is strong at an estimated $35 million, including various transaction expenses and some debt repayment.

•	Transaction proceeds to be redeployed to growth projects and acquisitions.

•	Approximately 20 employees dedicated to innovative projects such as unique high value extractions including cannabis oil for medical use.

•	Excluding the contribution of potential and future acquisitions, Solutions Business including head office will temporarily incur small operating losses.

Laval, Québec, CANADA – August 14, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT), today announced its financial and operating results for the 3-month period ended June 30, 2017. All amounts are in Canadian dollars.

Nutraceutical Segment

“Last week, we completed a significant and transformational transaction which will allow us to reposition the Company into larger and higher growth industry segments. The proceeds of USD34 million will be used for acquisitions, invested into innovative growth projects such as unique high value extraction and debt reduction. We continue to see the Solutions Business as an important platform for future growth based on a solid backlog and double digit growth prospects. We remain fully committed to our acquisition program with our areas of focus being specialty ingredients, brands and the solutions business.” said Mr. Hamilton, President and Chief Executive Officer of Neptune.

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1 Neptune Nutraceutical Segment.

2 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

“With regards to our revenue for the quarter, it reflects the decline in revenue primarily from the krill oil business tied in large part to one large customer. We however envision at this point that our overall Solutions Business sales for this year will grow double digit vs prior year” concluded Mr. Hamilton.

Nutraceutical Business Results

As previously announced, Neptune transitioned to a new fiscal year-end as at March 31, 2017. Financial information for the three-month period ended June 30, 2016 has not been included in these financial statements for the following reasons: (i) the three-month period ended May 31, 2016 provides a meaningful comparison for the three-month period ended June 30, 2017; (ii) there are no significant factors, seasonal or otherwise, that would impact the comparability of information if the results for the three-month period ended June 30, 2016 were presented in lieu of results for the three-month period May 31, 2016; and (iii) it was not practicable or cost justified to prepare this information.

First Quarter Financial Results

•	Nutraceutical revenues were $6.5 million for the three-month period ended June 30, 2017, versus $11.3 million for the three-month period ended May 31, 2016.

•	Net loss was $1.2 million for the current quarter, versus $1.3 million in the prior year.

•	Adjusted EBITDA[1] was $0.6 million for the current quarter, compared to $1.1 million in the prior year.

The nutraceutical segment first quarter Adjusted EBITDA1 decrease was mainly attributable to the gross margin decrease partially offset by the decrease in SG&A expenses.

Consolidated Results (including Acasti Pharma)

First Quarter Financial Results

•	Consolidated revenues totalled $6.5 million for the three-month period ended June 30, 2017, versus $11.3 million for the three-month period ended May 31, 2016.

•	Net loss was $3.4 million for the current quarter, versus a net loss of $3.8 million in the prior year.

•	Non-IFRS operating loss[1] was $1.5 million for the current quarter, versus $1.1 million in the prior year.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss1 of $2.1 million and a net loss of $2.8 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. For the three-month period ended May 31, 2016, Acasti recorded a Non-IFRS operating loss1 of $2.3 million and a net loss of $3.2 million.

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1 See “Caution Regarding Non-IFRS Financial Measures” and “Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss” which follow.

Consolidated cash and cash equivalents, including $2.6 million of restricted short-term investments, were $12.1 million as at June 30, 2017, with $4.5 million for the nutraceutical segment and $7.6 million for Acasti. Acasti raised additional funds during the thirteen-month period ended March 31, 2017 and is working towards development of strategic partner relationships and plans to raise additional funds in the future, but there can be no assurance as to when or whether Acasti will complete any financing or strategic collaborations. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion, royalty settlements, legal fees related to royalty settlements, tax credits recoverable from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, from its Adjusted EBITDA (or non-IFRS operating loss) calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is non-recurring.

Conference Call Details

Neptune will be holding a conference call on August 15, 2017, at 8:00 AM (EST) to discuss its first-quarter results for the three-month period ended June 30, 2017.

Date:	Tuesday, August 15, 2017

Time:	8:00 AM Eastern Standard Time

Call:	1-877-223-4471 (within Canada & the U.S.)
1-647-788-4922 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until September 15, 2017. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 54107289. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune’s website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its owned subsidiary Acasti Pharma Inc. ("Acasti"). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact information
Neptune Wellness Solutions	Investor Relations Contact (U.S.)
Mario Paradis	James Carbonara
VP & CFO, Neptune 1.450.687.2262 x236	Hayden IR 1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com

Investor Relations Contact (Canada)
Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com

Reconciliation of net loss to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Three-month period ended June 30, 2017

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	6,531	–	–	6,531
Gross margin	2,443	–	–	2,443
R&D expenses	(413)	(2,006)	581	(1,838)
R&D tax credits and grants	20	24	–	44
SG&A	(2,820)	(817)	–	(3,637)
Loss from operating activities	(770)	(2,799)	581	(2,988)
Net finance cost	(416)	21	(4)	(399)
Income taxes	20	–	–	20
Net loss	(1,166)	(2,778)	577	(3,367)
Total assets	94,469	22,527	(11,883)	105,113
Cash, cash equivalents and restricted short-term investments	4,514	7,567	–	12,081
Working capital[2]	16,828	5,967	1	22,796

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,166)	(2,778)	577	(3,367)
Add (deduct):
Depreciation and amortization	940	668	(581)	1,027
Finance costs	582	129	–	711
Finance income	(8)	(16)	–	(24)
Change in fair value of derivative assets and liabilities	(159)	(133)	4	(288)
Stock-based compensation	362	35	–	397
Income taxes	(20)	–	–	(20)
Legal fees related to royalty settlements	91	–	–	91
Adjusted EBITDA (non-IFRS operating loss)[1]	622	(2,095)	–	(1,473)

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1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

Reconciliation of net loss to Adjusted EBITDA1 or non-IFRS operating loss1

(Expressed in thousands of dollars)

Three-month period ended May 31, 2016

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,254	3	–	11,257
Gross margin	3,517	3	–	3,520
R&D expenses	(404)	(2,419)	581	(2,242)
R&D tax credits and grants	9	23	–	32
SG&A	(3,191)	(566)	–	(3,757)
Loss from operating activities	(69)	(2,959)	581	(2,447)
Net finance cost	(889)	(195)	(1)	(1,085)
Income taxes	(292)	–	–	(292)
Net loss	(1,250)	(3,154)	580	(3,824)
Total assets	89,317	25,746	(14,369)	100,694
Cash, cash equivalents, short-term investments, and restricted short-term investments	4,970	9,587	–	14,557
Working capital[2]	17,002	7,150	–	24,152

Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net loss	(1,250)	(3,154)	580	(3,824)
Add (deduct):
Depreciation and amortization	766	609	(581)	794
Finance costs	887	287	(45)	1,129
Finance income	(1)	(59)	45	(15)
Change in fair value of derivative assets and liabilities	3	(33)	1	(29)
Stock-based compensation	417	65	–	482
Income taxes	292	–	–	292
Acquisition costs	24	–	–	24
Adjusted EBITDA (non-IFRS operating loss)[1]	1,138	(2,285)	–	(1,147)

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1 See “Caution Regarding Non-IFRS Financial Measures”.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.